Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
“Sibanye-Stillwater” or “the Group” or “the Company”)
Website: www.sibanyestillwater.com
Dealings in securities
Johannesburg, 24 June 2021: Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW)
in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings
Requirements, discloses the following:
Name
L
Charbonnier
Position Chief Commercial and Development Officer
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market purchase of ADRs
Transaction Date 23 June 2021
Number of Shares 4 100
Class of Security ADR
Market Price per share £12.1398
Total Value £49 773,18
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.
Ends.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited